Mail Stop 4561

December 22, 2006

Peter Wardle, President
Protosource Corporation
One Bethlehem Plaza
Bethlehem, PA 18018
By facsimile also at (610) 954-8279

> **RE: Protosource Corporation**
> **Preliminary Proxy Statement on Schedule 14A.**
> **File No. 0-25594**
> **Date Filed: December 19, 2006**

Dear Mr. Wardle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Although Item 12 of Schedule 14A is applicable to your filing, it does not appear that you provide all of the information that is specified in that disclosure guideline.   For example, we are unable to locate the information listed in Item 13(a) of Schedule 14A, which is applicable under paragraph 12(f) of Schedule

14A and Item 1 of Schedule 14C. If you rely upon Instruction 1 to Item 13 in excluding this information, explain in detail in your response letter the basis on which you conclude that the information is not deemed material to an understanding of the action you propose to take.

2. Please provide a materially complete description of the issuances of securities identified in the first full paragraph on page 3. These issuances appear to be in addition to those that will be made to P2i, Inc. and should be disclosed in a materially complete fashion.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jay Ingram at (202) 551-3397 or Jeff Werbitt at (202) 551-3456 if you have questions. If you need further assistance, please contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director